UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 19, 2020

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) has reconvened its Ordinary Shareholders’ Meeting (the “Meeting”) on June 30, 2020 beginning at 3:00 pm. CEST at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France as a result of not reaching the required quorum at the Ordinary Shareholders’ Meeting called on June 11, 2020.

Due to ongoing lockdown and prohibition on public gatherings currently imposed by the French government to prevent the spread of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will be held exceptionally behind closed doors, that is to say without the physical presence of shareholders and others who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020.

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 19, 2020.
99.2	Notice of Shareholders’ Meeting of Genfit S.A., including Agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: June 19, 2020	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer